

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2024

Jesse Coury
Chief Financial Officer
Greystone Housing Impact Investors LP
14301 FNB Parkway, Suite 211
Omaha, Nebraska 68154

      Re: Greystone Housing Impact Investors LP
           Registration Statement on Form S-3
           Filed September 17, 2024
           File No. 333-282185

Dear Jesse Coury:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance

cc: David Hooper